EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization
A8 Corporation Ltd.	Ireland
ActivIdentity (Hong Kong) Limited	Hong Kong
ActivIdentity (UK) Limited	United Kingdom

ActivIdentity (Singapore) Pte. Ltd.	Singapore
ActivIdentity (Canada) Inc.	Canada
ActivCard Developments Pty. Ltd.	Australia
ActivCard GmbH	Germany
ActivCard Ireland Ltd.	Ireland
ActivIdentity K.K.	Japan

ActivIdentity South Africa (Proprietary) Pty. Ltd.	South Africa
ActivIdentity (Australia) Pty. Ltd.	Australia
ActivIdentity Europe S.A. (formerly known as ActivCard S.A.)	France
ActivIdentity, Inc.	California

Protocom Consulting Limited	United Kingdom
Protocom Development Systems Europe BV	Netherlands
Protocom Development Systems Limited	United Kingdom
Protocom Development Systems Limited	Delaware